Exhibit 12

                      GENERAL AMERICAN TRANSPORTATION CORPORATION

                  COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                              In Millions, Except For Ratios

                                                                          Three Months              Year Ended
                                                                         Ended March 31            December 31
                                                                        ------------------         -------------
                                                                         1996         1995              1995
                                                                         -------    --------        -------------
                                                                            (Unaudited)


Earnings available for fixed charges:
    Net income......................................................    $ 20.4     $  23.2             $  93.9

    Add (deduct):
        Income taxes................................................       9.7        13.6                47.2
        Equity in net earnings of affiliated
            companies, net of distributions received..............        (3.0)       (4.2)              (12.8)
         Interest on indebtedness and amortization
            of debt discount and expense............................      26.1        23.4                99.4
         Amortization of capitalized interest.......................        .3          .3                 1.1
         Portion of rents representative of interest
             factor (deemed to be one-third)........................       5.8         4.4                21.7
                                                                          ------     ------             -------

  Total earnings available for fixed charges......................      $ 59.3     $  60.7             $ 250.5
                                                                        ======      =======            ========

  Fixed Charges:
     Interest on indebtedness and amortization
       of debt discount and expense..................................   $ 26.1     $  23.4             $  99.4
     Capitalized interest............................................      1.3         1.5                 4.6
     Portion of rents representative of interest
        factor (deemed to be one-third).............................       5.8         4.4                21.7
                                                                         -------     --------          --------

  Total fixed charges..............................................     $ 33.2     $  29.3             $ 125.7
                                                                        ======     =======             =======

  Ratio of earnings to fixed charges(A)...........................       1.79x       2.07x               1.99x

(A) The ratio of earnings to fixed charges represents the number of times "fixed charges" are covered by "earnings." "Fixed charges" consist of interest on outstanding debt and capitalized interest, one-third (the proportion deemed representative of the interest factor) of rentals, and amortization of debt discount and expense. "Earnings" consist of consolidated net income before income taxes and fixed charges, less equity in net earnings of affiliated companies, net of distributions received.

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